

October 30, 2012

Via E-mail
Marc Corredor
Associate General Counsel
EverBank Financial Corp
501 Riverside Avenue
Jacksonville, Florida 32202

      Re: **EverBank Financial Corp**
                   Amendment No. 1 to Registration Statement on Form S-1
                   Filed October 29, 2012
                   File No. 333-184381

Dear Mr. Corredor:

We have reviewed your amended registration statement and response letter dated October 29, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Competitive Strengths

Robust Asset Origination and Acquisition Capabilities, page 5

1. We note your revised disclosure in response to comment 3 of our letter dated October 25, 2012. Please either delete the last sentence of this paragraph or revise to clarify how you calibrate the levels discussed.

Regulatory Developments, page 8

2. We note your response to comment 7 of our letter dated October 25, 2012. Please revise to indicate whether you believe you are currently in compliance with the regulatory actions.

Noninterest Income, page 85

3. We note your response to comment 18 of our letter dated October 25, 2012 and reissue in part. Please discuss whether the fees that you make on HARP-driven sales are the same as fees that you would earn on other sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of the Allowance for Loan and Lease Losses, page 121

4. We note your revised disclosure starting on page 122 in which you disclose that historical loss experience is analyzed by reviewing charge-offs over a five quarter to 15 quarter time period to determine loss rates consistent with the loan segments used in recording the allowance estimate for commercial and commercial real estate loan segments. Please revise to disclose the most significant historical loss factors used in your allowance calculation at each period end, the basis for the loss factors used, the reason for any change and the impact of the change on your allowance for loan losses.

Interim Financial Statements

Note 13. Fair Value Measurements, page F-31

5. We note your response to comment 31 in your response letter dated October 29, 2012. To the extent the information is reasonably available, please revise your registration statement to disclose the weighted average of the significant unobservable inputs for your collateral-dependent impaired loans and other real estate owned. If it is not reasonably available, please implement policies and procedures to aggregate this information and disclose it in future periodic reports.

Exhibits

6. We note your response to comment 33 of our letter dated October 25, 2012. Please file the form of underwriting agreement and the legal opinion in your next amendment. Please be aware that we may have comments on the exhibits once they are filed.

You may contact Michael Volley at (202) 551-3437 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Christopher Frieden
        Alston & Bird LLP